

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2011

Via E-mail
Robert E. Wahlman
Executive Vice President and
Chief Financial Officer
Doral Financial Corporation
1451 Franklin D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

> **Re:** **Doral Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 16, 2011**
> **File No. 001-31579**

Dear Mr. Wahlman:

We have reviewed your supplemental response filed on May 24, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 2. Recent Accounting Pronouncements, page 7

1.   We note your disclosure on page eight that you adopted ASU 2011-02 in your financial statement disclosures with no impact on the financial statements. Taking into consideration the disclosures in footnotes one to Tables X on page 104 and Table JJ on page 117, it appears that the adoption of this new guidance has had an impact on your financial statements. As a result, please revise your future filings accordingly to disclose the impact of this new guidance or provide further information to support your current disclosure. Additionally, while we note the disclosures provided on pages 23-24 of your Form 10-Q for the period ended June 30, 2011, revise future filings to fully comply with the disclosure requirements of ASC 310-10-50-33 and 34 and provide us with your proposed disclosures to be included in your next Form 10-Q.

Note 9. Loans Held for Sale and Loans Receivable, page 16

2.   We note your disclosure here that loans held for sale include $148.1 million of defaulted loans collateralizing GNMA securities for which you have an unconditional option, but not an obligation to repurchase. Please tell us whether you repurchased these loans from the GNMA trust and discuss your business reason(s) for selling these loans and not holding them in your portfolio.

3.   We note your loans receivable table disclosure on page 17. Please tell us and revise future filings to disclose the amount of home equity loans and lines of credit outstanding as of the latest interim period end and December 31, 2010, as applicable. Please segregate the amounts by those amortizing and non-amortizing and tell us whether any of your home equity loans are in a second lien position.

4.   We note from footnote two to the loans receivable table on page 17 that you have interest-only loans. Please tell us and revise to disclose in future filings the interest-only loans by year of reset and whether any of the $405.8 million of interest-only loans as of June 30, 2011 have been modified and/or considered to be troubled debt restructurings. Also, please tell us and revise future filings to disclose whether the default and delinquency statistics for those loans that have reset features and are amortizing show a different trend than those that are still in the interest-only period.

5.   We note your nonaccrual loan policy on page 17 and your response to prior comment nine in our letter dated May 9, 2011 that when the ultimate collectability of principal is uncertain you will apply interest collections as principal reductions. Please revise your disclosure in future filings to expand upon the factors you consider in concluding that the collectability of principal is uncertain. Additionally, disclose how you determine that full repayment of the remaining contractual principal and interest is expected in order to return a nonaccrual loan to accrual status. Refer to ASC 310-10-50-6(a) to (c).

6.   We note your disclosure on page 18 that for consumer loans, prior to qualifying the borrower for a loss mitigation product, you must receive at least three consecutive monthly payments. Also, once the borrower is approved for a loss mitigation product they are placed on a probation period until the loan is returned to accrual status. Please tell us and clarify in future filings whether the three consecutive monthly payments are made under the original or modified terms of the loan. In addition, tell us when the loan is classified as a TDR, i.e. when the loan is placed on probation period or once the probationary period is completed.

Credit Quality, page 20

7.   We note your response to prior comment 12 in our letter dated May 9, 2011 and your disclosure on page 21 that for large commercial and construction loans on an ongoing basis you manage, review, and validate the risk rating of these large credits through your internal loan risk rating system. Also, we note your internal risk rating system includes the following ratings: pass, special mention, substandard, doubtful, or loss and the substandard classification is factored into which commercial real estate loans you review for impairment. Considering that you rely on the risk ratings as part of your evaluation of loans for impairment and you rate your commercial and construction loans on an ongoing basis under this system, please address the following in your credit quality indicator disclosures:

   •   Tell us and revise to disclose in future filings a description of your internal risk rating system and each risk grade as stated in your response.

   •   Revise future filings to present the recorded investment in large commercial and construction and land financing receivables by your internal risk ratings and disclose the date or range of dates in which the information was updated for the ratings.

   •   Lastly, tell us and revise to disclose how the five internal risk ratings relate to the likelihood of loss.

Loan modifications and troubled debt restructurings, page 22

8.   We note your disclosure on page 23 that the loss mitigation program for large commercial real estate, commercial and industrial, and construction and land loans is determined on a loan by loan basis at the time of the restructuring. Also, we note that concessions made include reductions in interest rates and extensions of maturity beyond policy. Please address the following:

- Tell us if you have commercial real estate, commercial and industrial, and construction and land loans that you have extended or renewed at or near original maturity. If so, please tell us about the types of extensions being made and whether loan terms are being adjusted from the original terms.

- Tell us the total of these loans for the past two fiscal years and first half of 2011 and separately state the amount of loans extended or renewed that had adjustments to original terms.

- Tell us whether these loans are accounted for as troubled debt restructurings.

Note 28. Fair Value of Assets and Liabilities, page 48

9. We note your response to prior comment 16 in our letter dated May 9, 2011 and your disclosure on page 49. Specifically, we note that you expanded your population of comparative appraisals in your CPI to include all appraisals received in 2008 through 2010. We also note from your response to prior comment 17 that the CPI change had a larger impact, $5.4 million *benefit*, on the commercial real estate portfolio compared to construction and land portfolio. Please address the following:

- Confirm that your adjustment for "fade" in market value or CPI adjustment is still based on the actual appraisal experience for similar properties in similar geographic areas.

- Explain in further detail why the CPI change affected the commercial real estate portfolio impairment charge more than the construction and land portfolio.

- Discuss the reasons why the individual loan measurements in the commercial real estate portfolio had a benefit when the construction and land portfolio had a $9.1 billion provision.

Lastly, please tell us if similar changes to the CPI and corresponding provisioning for these loan portfolios continued in the three-months ended June 30, 2011 and September 30, 2011. If so, please also provide a corresponding explanation that allows for a complete understanding.

Provision for Loan and Lease Losses, page 77

10.   You disclose here and on page 112 that the current allowance for loan and lease losses is
        adequate. If true, please revise your disclosure here as well as in other places throughout
        the document where you refer to the allowance for loan and lease losses as adequate, to
        instead state that you believe the allowance is maintained at a level believed
        "appropriate" to provide for inherent probable losses in your portfolio.

11.   We note your disclosure here that the second quarter 2011 provision for loan and lease
        losses was the result of several factors including refinements made to the loss reserving
        methodologies. Please tell us and revise future filings to discuss in detail the refinements
        you made to your loss reserving methodologies during the second quarter of 2011. Also,
        please disclose the financial statement impact of these changes on both your allowance
        and provision for loan and lease losses in the period of change.

Balance Sheet and Operating Data Analysis
Loan Production, page 81

12.   We note your disclosure on page 84 that your U.S. based middle market syndicated
        lending strategy is to acquire participation interests in U.S. mainland companies. We also
        note your response to prior comments six and seven in our letter dated May 9, 2011 and
        that as of December 31, 2010 your gross investment in loan participations were $616.56
        million or 11% of the total loan portfolio. Please address the following:

        •   Tell us and revise future filings to disclose your total loan participations
            differentiating between whether or not you are the lead bank;

        •   For the loan participations where you are not the lead bank, describe the relationship
            you have with the lead bank and the timeliness of communication from them
            regarding updated loan risk ratings, valuation of the supporting collateral, etc.; and

        •   Tell us whether any of the loan participation interest(s) you sold in 2010 and the first
            half of 2011 could require you to repurchase these interests due to a triggering event.
            If so, please tell us the triggering events that require repurchase and whether you have
            repurchased any loan participation interest(s) in the past two fiscal years.

Table X – Loan Modifications Considered TDRs, page 104

13.   We note your disclosure that the decrease in residential mortgage TDRs in June 30, 2011
        compared to December 30, 2010 is due to the removal from TDR classification of

restructured loans that are in compliance with their modified terms and yield a market rate in calendar years after the year in which the restructuring took place. Please tell us and revise your future filings to disclose how you determined the interest rates on these loans that were removed from TDR classification during the current period were representative of market rates taken into consideration the borrowers' credit risk and prevailing economic conditions. Please also consider disclosing a rollforward of your TDR loan balances that would provide for gross additions and reductions separately for each class of financing receivable.

Table AA - Composition of Mortgage Non-Performing Loans, page 108

14.   We note your disclosure here that actual LTV ratios are calculated based on current unpaid balances and original property values. Also, we note your response to prior comment eight in our letter dated September 28, 2010 where you state that actual LTVs could consider either the original property values, if there has been no update since loan origination, or the latest available assessment of value. Please revise future filings to clarify the definition of actual LTVs and whether some are based on an assessment of value more current than the original property value. Also, revise your composition of mortgage non-performing loans table to segregate those LTVs that are based on original property values and those based on a more current assessment of value.

Other Real Estate Owned, page 110

15.   We note your response to prior comment ten in our letter dated May 9, 2011. Also, we note your disclosure here that a strategic decision was made to reduce pricing on the OREO portfolio in order to accelerate sales. Please tell us whether you reduced the pricing of OREO based on a set percentage or if it was a case-by-case scenario. Also, tell us and revise to disclose whether you adjusted the value of your OREO portfolio for this strategic decision prior to the sale of the properties.

Allowance for Loan and Lease Losses ("ALLL"), page 111

16.   We note your response to prior comment two in our letter dated May 9, 2011 and your disclosure on page 112. We also note that each of the factors noted have a different and sometimes offsetting effect on the estimated value of the asset. Please tell us whether there are differences in the effect of these factors based on the type of construction (i.e. tract developments with unsold units, etc.) and also the guidance you relied upon in your valuation determination for collateral-dependent construction loans. In addition, please provide an example of the valuation of a construction loan including the assumptions you used and the impact each factor had on that valuation.

You may contact Lindsay McCord, Staff Accountant, at (202) 551-3417 or me at (202) 551-3484 if you have questions.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Staff Accountant